

November 30, 2017

Robert K. Brown
NewStar Financial, Inc.
500 Boylston Street, Suite 1250
Boston, MA 02116

> **Re:** **NewStar Financial, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 9, 2017**
> **File No. 001-33211**
> **Schedule 13E-3**
> **Filed November 27, 2017 by NewStar Financial Inc.** *et al*
> **File No. 005-82274**

Dear Mr. Brown:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Lee Meyerson, Esq.